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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                             PENOBSCOT SHOE COMPANY

                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                              RIEDMAN CORPORATION
                             PSC ACQUISITION CORP.
                                   (BIDDERS)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                     709342
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                          JAMES R. RIEDMAN, PRESIDENT
                              RIEDMAN CORPORATION
                                 45 EAST AVENUE
                              ROCHESTER, NY 14604
                                 (716) 232-4424
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF THE BIDDER)

                            ------------------------

                                    COPY TO:

                          HARRY P. MESSINA, JR., ESQ.
                             GORDON E. FORTH, ESQ.
                  WOODS, OVIATT, GILMAN, STURMAN & CLARKE LLP
                            700 CROSSROADS BUILDING
                              ROCHESTER, NY 14614

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
            TRANSACTION VALUATION                           AMOUNT OF FILING FEE
---------------------------------------------------------------------------------------------
                $16,312,419(1)                                   $3,262.48
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

(1) Calculated by multiplying $11.75, the per share cash tender offer price, by 1,388,291, the number of shares of Common Stock outstanding, for purposes of determining the filing fee only.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid: not applicable                                     Filing Party: not applicable
Form or Registration No.: not applicable                                   Date Filed: not applicable

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

                                 SCHEDULE 14D-1
CUSIP No.                                                      Page 2 of 8 Pages

1.  Name of First Reporting Person -- PSC Acquisition Corp.
    I.R.S. Identification Number of Above Person
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
                                                                          (b)[ ]
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3.  SEC Use Only
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4.  Source of Funds
    BK
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
2(e) or 2(f)                                                                 [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Maine
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
                        7.  Sole Voting Power
                        -0-
                        ------------------------------------------------------------
     Number of          8.  Shared Voting Power
       Shares           -0-
    Beneficially        ------------------------------------------------------------
      Owned By          9.  Sole Dispositive Power
        Each            -0-
     Reporting          ------------------------------------------------------------
    Person With         10.  Shared Dispositive Power
                        740,321.5 shares of Common Stock*

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by First Reporting Person
      740,321.5 shares of Common Stock*
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
      53.33%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person
      CO
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* On October 6, 1999, Riedman Corporation, a New York corporation ("Parent"), and PSC Acquisition Corp., a Maine corporation ("Purchaser") and an indirect wholly-owned subsidiary of Parent, entered into Tender Agreements (the "Tender Agreements") with certain related principal stockholders (collectively, the "Principal Stockholders") of Penobscot Shoe Company, a Maine corporation (the "Company"), pursuant to which the Principal Stockholders agreed to tender an aggregate of 740,321.5 shares of common stock, $1.00 par value per share (the "Shares") (representing approximately 53.33% of the Company's total issued and outstanding Shares as of September 30, 1999), pursuant to Purchaser's offer to purchase all of the outstanding Shares and not to withdraw their tenders prior to the expiration of such offer. The Tender Agreements are more fully described in Section 10 of the Offer to Purchase dated October 12, 1999.

                                                              Page  3 of 8 Pages

1  Name of Second Reporting Person -- Riedman Corporation
   I.R.S. Identification No. of Above Person
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group                       (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3  SEC Use Only
--------------------------------------------------------------------------------
4  Source of Funds
   BK
--------------------------------------------------------------------------------
5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
2(e) or 2(f)                                                                 [ ]
--------------------------------------------------------------------------------
6  Citizenship or Place of Organization
   New York
--------------------------------------------------------------------------------

                        7  Sole Voting Power
                        -0-
                        ------------------------------------------------------------
     Number of          8  Shared Voting Power
       Shares           -0-
    Beneficially        ------------------------------------------------------------
      Owned By          9  Sole Dispositive Power
        Each            -0-
     Reporting          ------------------------------------------------------------
    Person With         10  Shared Dispositive Power
                        740,321.5 shares of Common Stock*

--------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Second Reporting Person
     740,321.5 shares of Common Stock*
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row 11
     53.33%*
--------------------------------------------------------------------------------
14  Type of Reporting Person
     CO
--------------------------------------------------------------------------------

 * On October 6, 1999, Parent and Purchaser entered into the Tender Agreements with the Principal Stockholders pursuant to which the Principal Stockholders agreed to tender an aggregate of 740,321.5 Shares pursuant to Purchaser's offer to purchase all of the outstanding Shares and not to withdraw their tenders prior to the expiration of such offer. The Tender Agreements are more fully described in Section 10 of the Offer to Purchase dated October 12, 1999.

                                                              Page  4 of 8 Pages

     This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by PSC Acquisition Corp., a corporation organized and existing under the laws of the State of Maine ("Purchaser") and an indirect wholly-owned subsidiary of Riedman Corporation, a corporation organized and existing under the laws of the State of New York ("Parent"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Penobscot Shoe Company, a corporation organized and existing under the laws of the State of Maine (the "Company"), at a price of $11.75 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated October 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed herewith as Exhibits (a)(1) and (a)(2), respectively.

     This Statement also constitutes a Statement on Schedule 13D with respect to the acquisition by Purchaser of beneficial ownership of the Principal Stockholders' Shares. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Penobscot Shoe Company and its principal executive offices are located at 450 North Main Street, Old Town, Maine 04468.

     (b) The class of equity securities and the exact amount of such securities being sought in the Offer are 1,388,291 shares of common stock, par value $1.00 per share, of the Company at $11.75 per share. As of September 30, 1999, there were 1,388,291 Shares issued and outstanding as represented by the Company to Parent. The information set forth in the Introduction and Section 1 -- "Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in Section 6 -- "Price Range of Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent and the information concerning the name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted), material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Introduction, Section 8 -- "Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase and is incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser or Parent and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 -- "Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

                                                              Page  5 of 8 Pages

     (b) The information set forth in the Introduction, Section 8 -- "Certain Information Concerning Purchaser and Parent" and Section 10 -- "Background of the Offer; Contacts with the Company; the Merger Agreement; the Tender Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 -- "Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section
10 -- "Background of the Offer; Contacts with the Company; the Merger Agreement; the Tender Agreements" and Section 11 -- "Purpose of the Offer; Plans for the Company After the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 12 -- "Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth on the cover page hereto and in the Introduction, Section 8 -- "Certain Information Concerning Purchaser and Parent" and Section 10 -- "Background of the Offer; Contacts with the Company; the Merger Agreement; the Tender Agreements" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 8 -- "Certain Information Concerning Purchaser and Parent" and Section 10 -- "Background of the Offer; Contacts with the Company; the Merger Agreement; the Tender Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 -- "Certain Information Concerning Purchaser and Parent" and Section 10 -- "Background of the Offer; Contacts with the Company; the Merger Agreement; the Tender Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 15 -- "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(d) The information set forth in Section 14 -- "Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

                                                              Page  6 of 8 Pages

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)  Offer to Purchase dated October 12, 1999

     (a)(2)  Letter of Transmittal

     (a)(3)  Notice of Guaranteed Delivery

     (a)(4) Letter to brokers, dealers, commercial banks, trust companies and nominees

     (a)(5) Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

     (a)(7) Summary Advertisement as published in THE NEW YORK TIMES on October 12, 1999

     (a)(8)  Press release issued on October 7, 1999

     (b)     Fleet National Bank commitment letter dated September 2, 1999

     (c)(1) Agreement and Plan of Merger, dated as of October 6, 1999, among Parent, Purchaser and the Company

     (c)(2) Tender Agreements, dated as of October 6, 1999, entered into by Parent, Purchaser and the following stockholders of the Company:

                 (i)   Irving Kagan

                 (ii)   Paula G. Kagan

                 (iii)   Daniel Gelb Kagan

                 (iv)   Leslie J. Kagan

                 (v)   Candace K. Platz

                 (vi)   Nikki Kagan

                 (vii)  Mildred K. Striar

                 (viii)  Ronald R. Striar, M.D.

                 (ix)   Mildred K. Striar, Trustee f/b/o Wendy Striar

     (c)(3) Confidentiality Agreement, dated as of September 21, 1999, between Parent and the Company

     (c)(4) Escrow Agreement dated as of October 6, 1999 (See Exhibit A to Agreement and Plan of Merger)

     (c)(5) Indemnification Agreements dated September 1, 1995 between Penobscot Shoe Company and the following directors of that company:

                 (i)   Francis J. Guthrie

                 (ii)   Irving Kagan

                 (iii)  James L. Moody, Jr.

                 (iv)  John J. Riddle

                 (v)   Gerald E. Rudman

     (d)     None

     (e)     Not applicable

     (f)     None

                                                              Page  7 of 8 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          RIEDMAN CORPORATION

                                          By: /s/ JAMES R. RIEDMAN

                                          --------------------------------------
                                          Name: James R. Riedman
                                          Title: President

                                          PSC ACQUISITION CORP.

                                          By: /s/ JAMES R. RIEDMAN

                                          --------------------------------------
                                          Name: James R. Riedman
                                          Title: President

October 12, 1999

                                                              Page  8 of 8 Pages

                                 EXHIBIT INDEX

(a)(1)  Offer to Purchase dated October 12, 1999
(a)(2)  Letter of Transmittal
(a)(3)  Notice of Guaranteed Delivery
(a)(4)  Letter to brokers, dealers, commercial banks, trust
        companies and nominees
(a)(5)  Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9
(a)(7)  Summary Advertisement as published in THE NEW YORK TIMES on
        October 12, 1999
(a)(8)  Press release issued on October 7, 1999
(b)     Fleet National Bank commitment letter dated September 2,
        1999
(c)(1)  Agreement and Plan of Merger, dated as of October 6, 1999, among Parent, Purchaser and the Company
(c)(2)  Tender Agreements, dated as of October 6, 1999, entered into by Parent, Purchaser and the following stockholders of the
        Company:
        (i)   Irving Kagan
        (ii)   Paula G. Kagan
        (iii)   Daniel Gelb Kagan
        (iv)   Leslie J. Kagan
        (v)   Candace K. Platz
        (vi)   Nikki Kagan
        (vii)  Mildred K. Striar
        (viii)  Ronald R. Striar, M.D.
        (ix)   Mildred K. Striar, Trustee f/b/o Wendy Striar
(c)(3)  Confidentiality Agreement, dated as of September 21, 1999, between Parent and the Company
(c)(4)  Escrow Agreement dated as of October 6, 1999 (See Exhibit A to Agreement and Plan of Merger)
(c)(5)  Indemnification Agreements dated September 1, 1995 between
        Penobscot Shoe Company and the following directors of that company:
        (i)   Francis J. Guthrie
        (ii)   Irving Kagan
        (iii)   James L. Moody, Jr.
        (iv)   John J. Riddle
        (v)   Gerald E. Rudman
(d)     None
(e)     Not applicable
(f)     None